Exhibit 99.1

Presentation of the Q4 2013 results 5 February at 08:00 (CET)

Marine Harvest ASA hereby invites you to the presentation of the results of the fourth quarter 2013 at Hotel Bristol, Kristian IV’s gate 7, 0164 Oslo, Norway.

Please note that the quarterly report and presentation will be published at 07:00 CET.

The presentation will be held in English and will also be available as a webcast. The webcast will be available on www.marineharvest.com.

You are also invited to participate in an international conference call at 16:00 (CET) on the same day. The participants can call in using the details in the attachment. Participants for the telephone conference are kindly asked to call in 5-10 minutes in advance of the commencement of the conference in order to subscribe.

Participant Access

Conference Title:	MHG Q4 2013 International Conference call

Moderator Name:	Ivan Vindheim, CFO

Company Name:	Marine Harvest

Participant Access - Dial in 5-10 minutes prior to the start time using the number / Confirmation Code below...

Confirmation Code:	3600950

Participants, Local - Amsterdam, Netherlands:	+31(0)20 716 8254

Participants, Local - Bangalore, India:	+91(0)80 6127 5077

Participants, Local - Beijing, China:	+861059 045 014

Participants, Local - Berlin, Germany:	+49(0)30 3001 90541

Participants, Local - Brussels, Belgium:	+32(0)2 400 1973

Participants, Local - Budapest, Hungary:	+361700 9874

Participants, Local - Copenhagen, Denmark:	+4532 71 16 65

Participants, Local - Dublin, Ireland:	+353(0)1 2465604

Participants, Local - Frankfurt, Germany:	+49(0)69 2999 3285

Participants, Local - Geneva, Switzerland:	+41(0)22 567 5429

Participants, Local - Helsinki, Finland:	+358(0)9 2310 1618

Participants, Local - Hong Kong, Hong Kong:	+8523068 9883

Participants, Local - Johannesburg,South Africa:	+2711 019 7078

Participants, Local - Kuala Lumpur, Malaysia:	+60(0)3 6207 4618

Participants, Local - Lisbon, Portugal:	+3512131 64173

Participants, Local - London, United Kingdom:	+44(0)20 3427 1926

Participants, Local - Madrid, Spain:	+3491 114 6634

Participants, Local - Milan, Italy:	+3902 3600 8000

Participants, Local - Montreal, Canada:	+1514 669 5893

Participants, Local - Moscow, Russia:	+7495 213 0981

Participants, Local - Mumbai, India:	+91(0)22 6150 1762

Participants, Local - Munich, Germany:	+49(0)89 2030 31221

Participants, Local - New York, United States of America:	+1646 254 3371

Participants, Local - Oslo, Norway:	+472350 0485

Participants, Local - Paris, France:	+33(0)1 76 77 22 35

Participants, Local - Prague, Czech Republic:	+420225 376 427

Participants, Local - Rome, Italy:	+3906 8750 0878

Participants, Local - Sao Paulo, Brazil:	+5511 3351 7274

Participants, Local - Seoul, Republic of Korea:	+82(0)2 3483 1968

Participants, Local - Singapore, Singapore:	+656622 1965

Participants, Local - Stockholm, Sweden:	+46(0)8 5065 3933

Participants, Local - Sydney, Australia:	+61(0)2 9253 5961

Participants, Local - Taipei, Taiwan:	+886(0)2 2656 7338

Participants, Local - Tallinn, Estonia:	+372622 6503

Participants, Local - Tel Aviv, Israel:	+9723721 7906

Participants, Local - Tokyo, Japan:	+81(0)3 4455 6449

Participants, Local - Toronto, Canada:	+1416 915 3236

Participants, Local - Vienna, Austria:	+43(0)1 25302 1771

Participants, Local - Warsaw, Poland:	+4822 584 4254

Participants, Local - Zurich, Switzerland:	+41(0)44 580 7218